Exhibit 99.1

Pan American Silver Provides Update On Successful 2012 Exploration Program

•         La Colorada mine on track for significant Mineral Resources growth

•         First phase drilling at Waterloo Silver project returns 108 metres with 181 g/t Silver starting at surface, including 36 metres with 285 g/t Silver

VANCOUVER, Aug. 15, 2012 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ) (PAA: TSX), (the "Company", or "Pan American") is pleased to report drill results from this year's ongoing exploration programs at the La Colorada mine in Zacatecas, Mexico and one of its development projects, the Waterloo silver project in San Bernardino County, California.

Exploration Results - La Colorada Mine

Exploration has been very successful over recent years, adding new Mineral Reserves and Resources.  Most of the past exploration and Mineral Resource additions were focused on the main HW and NC2 structures.  Approximately 88% of the current production comes from these two structures, which have a combined strike length of over 1,500 metres and are producing almost 960 tonnes per day ("tpd") of oxide and sulphide ore.  Underground drilling has substantially expanded the Mineral Resources down-dip over the past three years, with the deepest hole intersecting the NC2 vein at the 1,008 level, more than 1,000 metres below surface (drill hole U-21-12, 0.60 metres @ 378 g/t silver and 0.63 g/t gold).  The current Probable Mineral Reserves only includes mineralization to the 600 level.

The 2012 campaign is focused on the Amolillo vein, located about 500 metres northwest of the HW/NC2 structures.  Amolillo is currently producing 125 tpd of oxide ore from the 245 and 275 levels, along a 400-metre strike length.  Drilling is targeting a potential lateral and vertical Mineral Resource and Mineral Reserve expansion.  To date, a total of 23 holes have been drilled, 16 from surface and 7 from underground, for a combined total of approximately 9,643 metres of diamond drilling.  The first phase drilling intersected the vein down to the 520 level, 245 metres below the deepest mining level, and expanded the lateral extension to the east and west by 500 metres for a total of 900 metres of current strike length.

Drill results have been exceptional from both oxide and sulphide mineralization. Impressive sulphide intersections were encountered in hole S-04-12, which returned a true width of 2.41 metres containing 1,750 g/t silver, 0.63 g/t gold, 3.01% lead and 6.70% zinc.  In addition, hole U-20-12 returned 2.62 metres containing 1,096 g/t silver, 1.38 g/t gold, 2.76% lead and 4.17% zinc.  In hole U-29-12 silver grades reached highs of up to 3,308 g/t with 37% lead and 2.88% zinc over a true width of 0.43 metres.

Oxide intercepts were also impressive.  As an example, hole U-48-12 returned 2.41 metres of true width containing 840 g/t silver and 1.15 g/t gold and hole S-55-12 returned 465 g/t silver and 0.38 g/t gold over a true width of 3.43 metres. Detailed results for 23 drill holes are shown in Table 1 in the Appendix to this news release.  The Company is very encouraged by the results and will intensify drilling over the next six months.  Pan American expects to incorporate these results into the December 2012 Mineral Reserves and Resources update, which is scheduled for release in February 2013.

Michael Steinmann, Executive Vice-President, Geology and Exploration, commented on the results at La Colorada, "For over three years now, La Colorada has returned excellent exploration results. The large and high grade extension of the Amolillo mineralisation represents another step towards our goal of adding substantially to the Mineral Reserves and Mineral Resources at La Colorada and the future potential expansion of the plant and mining operations."

The following table shows selected drill results from La Colorada's Amolillo Vein.  For the complete drill results, please refer to Table 1 in the Appendix of this news release.  A detailed long section and map will be posted on the Company's website at www.panamericansilver.com.

Selected Drill Results - Amolillo Vein at La Colorada

Drill Hole	Vein	True Width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Mineralisation
S-04-12	Amolillo	2.41	1,750	0.63	3.01	6.70	Sulphides
S-06-12	Amolillo	4.10	396	0.56	2.06	3.31	Sulphides
U-20-12	Amolillo	2.62	1,096	1.38	2.76	4.17	Sulphides
S-23-12	Amolillo	2.36	439	0.34	2.15	4.76	Sulphides
U-29-12	Amolillo	0.43	3,308	0.70	37.00	2.88	Sulphides
S-42-12	Amolillo	3.92	305	0.11	N/A	N/A	Oxides
U-48-12	Amolillo	2.41	840	1.15	N/A	N/A	Oxides
S-55-12	Amolillo	3.43	465	0.38	N/A	N/A	Oxides

Drill holes are sampled and logged according to industry-accepted standards. All exploration samples are prepared and analyzed at the on-site La Colorada lab, which uses fire assay with gravimetric finish for gold and silver. Base metals are assayed using acid digestion and atomic absorption finish. The QAQC program at La Colorada includes the submission of tertiary lab check assays on 2% to 5% of the samples and 1% to 2% of check samples. All of the drilling, sampling and QAQC programs are conducted under the direct supervision of Pan American's geology staff.

Exploration Results - Waterloo Silver Project

The Waterloo silver project is located 16 kilometres northeast of the town of Barstow, in the Calico Mining District of San Bernardino County, California. The silver-barite mineral property covering 769 hectares consists of 18 patented and 20 unpatented mining claims and surface lands. Pan American has held 100% of the mineral properties since 1996. Part of the Waterloo project hosted a small high-grade operation from 1882 to 1892, reportedly mining 50 tpd with average grades of over 700 g/t silver. Asarco Ltd. ("Asarco") acquired the Waterloo project in 1964 and undertook an intensive two-year exploration program. In addition to geological mapping, sampling and surface trenching, Asarco drilled 181 reverse circulation ("RC") holes for a total length of 12,443 metres. Based on the drilling, Asarco outlined a historical silver-barite Mineral Resource close to or at surface.

The historical Mineral Resource estimate from Asarco was 33.8 million tonnes at 93 g/t silver for a total of 101 million contained silver ounces.  The historical estimate was prepared prior to implementation of National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"), and the Company has not yet completed the work necessary to verify the historical estimate or to classify the historical estimate as current Mineral Resources.  Accordingly, the Company is not treating the historical estimate as a current Mineral Resource or NI 43-101-compliant based on information prepared by or under the supervision of a Qualified Person ("QP").  The historical estimate should not be relied upon; however, Michael Steinmann, P.Geo., the QP for Pan American, has reviewed all the available data and believes that the historical estimate was conducted in an appropriate manner and is relevant for the purposes of the Company's decision to maintain its interest in the property.

Pan American decided to actively evaluate the potential of the property and started a first phase drilling campaign in 2012. The drill program consisted of 11 RC holes for a total of 974 metres and 4 short diamond drill holes with a total length of 259 metres. Much more work is needed on the geological interpretation, but the deposit could represent a sedimentary exhalative style ("SEDEX") mineralisation dipping 20° to 25° to the southwest.

All of Asarco's and Pan American's drill holes are vertical. Mineralisation starts in all holes at or close to the surface and drilling has returned wide intersects and high silver grades. For example, hole W-RC-S-12007 intersected 108 metres at 181 g/t silver, including 36 metres at 285 g/t silver. Hole W-RC-S-12008 also intersected 108 metres, containing 142 g/t silver, including a shorter interval of 62 metres at 192 g/t silver. The same section also hosts hole W-RC-S-12006 with 94 metres at 109 g/t silver, including 26 metres at 170 g/t silver and hole W-RC-S-12009, which intersected 106 metres at 120 g/t silver, including 40 metres containing 166 g/t silver. These four holes cover a horizontal distance of 130 metres. Further to the northwest, intersections are somewhat narrower, as encountered in holes W-RC-S-12001, 12002, 12003, 12010 and 12011, which intersected mineralisation over down-hole lengths of between 34 metres to 80 metres.  All intervals are reported as down-hole lengths and are not corrected to true widths for mineralized intervals. The geometries of mineralized zones remain speculative until further drilling is completed.  RC holes have been continuously sampled over a standardized length of 2 metres.

Michael Steinmann commented on results at Waterloo, "The first phase drill results from Waterloo are exceptional. The first 11 RC holes returned consistent high grade and wide intersects starting from the surface in most holes. They compare very well to the historic drill results from Asarco and in some instances are even higher grade. Drilling will continue with a second phase in order to confirm the historic Mineral Resource. Waterloo is well on its way to being Pan American's newest development project."

For the remainder of the year, the Company will increase its exploration efforts at Waterloo, including metallurgical test work, continued RC and diamond drilling, geological mapping and geophysical surveys.

The following table shows selected drill results from the Waterloo Project.  For Waterloo's complete drill results, please refer to Table 2 in the Appendix of this news release.  A geological map will be posted on the Company's website at www.panamericansilver.com.

Selected Drill Results - Waterloo Project

Hole number	From (m)	To (m)	Length (m)	Ag (g/t)
W-RC-S-12006	0	94	94	109
including	30	46	16	153
and	56	82	26	170
W-RC-S-12007	0	108	108	181
including	32	68	36	285
W-RC-S-12008	0	108	108	142
including	36	98	62	192
W-RC-S-12009	0	106	106	120
including	50	90	40	166

Samples are prepared and analyzed by ALS Laboratories in North Vancouver, Canada, using acid digestion with atomic absorption for samples less than 100 g/t silver and fire assay for samples greater than 100 g/t.

***

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver Mineral Reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico. Pan American also owns the Navidad silver development project in Chubut, Argentina, the Calcatreu gold project in Rio Negro, also in Argentina and the La Virginia development project in Sonora, Mexico.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Geology & Exploration, who is the Company's Qualified Person for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: ESTIMATES OF MINERAL RESOURCES OR MINERAL RESERVES AND ANY FUTURE CHANGES TO MINERAL RESOURCES OR MINERAL RESERVES BASED ON EXPLORATION RESULTS; FUTURE EXPLORATION ACTIVITY, INCLUDING THE COMPANY'S PLANS FOR FUTURE DRILLING, LOCATION OF EXPLORATION AND THE RESULTS OF ANY SUCH EXPLORATION; THE COMPANY'S ABILITY TO EXPAND MINE OR PLANT AT THE LA COLORADA MINE; TIMING OF RELEASE OF UPDATED MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES OR TECHNICAL OR OTHER REPORTS; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETRES TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Appendix - Complete Drill Results

Table 1 - Complete Drill Results from the Amolillo Vein, La Colorada Mine

Drill Hole	Vein	True width (m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Mineralisation
S-02-12	Amolillo	4.08	329	0.29	1.04	3.11	Sulphides
S-04-12	Amolillo	2.41	1,750	0.63	3.01	6.70	Sulphides
S-06-12	Amolillo	4.10	396	0.56	2.06	3.31	Sulphides
S-12-12	Amolillo	3.21	246	0.32	3.14	4.91	Sulphides
S-16-12	Amolillo	2.34	398	0.33	N/A	N/A	Oxides
S-19-12	Amolillo	0.46	111	0.03	1.12	0.76	Sulphides
U-20-12	Amolillo	2.62	1,096	1.38	2.76	4.17	Sulphides
S-23-12	Amolillo	2.36	439	0.34	2.15	4.76	Sulphides
U-29-12	Amolillo	0.43	3,308	0.70	37.00	2.88	Sulphides
U-33-12	Amolillo	2.56	204	0.25	N/A	N/A	Oxides
S-34-12	Amolillo	0.39	522	0.17	1.62	4.69	Sulphides
U-36-12	Amolillo	0.46	159	0.42	1.18	0.51	Sulphides
S-38-12	Amolillo	2.30	246	0.12	N/A	N/A	Oxides
U-40-12	Amolillo	3.21	247	0.05	N/A	N/A	Oxides
S-42-12	Amolillo	3.92	305	0.11	N/A	N/A	Oxides
U-44-12	Amolillo	0.73	511	0.24	1.86	1.47	Sulphides
S-46-12	Amolillo	1.54	154	0.35	1.42	7.18	Sulphides
U-48-12	Amolillo	2.41	840	1.15	N/A	N/A	Oxides
S-49-12	Amolillo	2.42	394	0.35	N/A	N/A	Oxides
S-52-12	Amolillo	0.40	248	0.41	0.23	3.59	Sulphides
S-55-12	Amolillo	3.43	465	0.38	N/A	N/A	Oxides
S-57-12	Amolillo	0.16	272	0.15	1.29	2.44	Sulphides
S-62-12	Amolillo	0.54	248	0.18	0.38	0.47	Sulphides

Table 2 - Complete Drill Results from the Waterloo Project

Hole number	From (m)	To (m)	Length (m)	Ag ppm
W-RC-S-12001	8	62	54	93
including	36	50	14	154
W-RC-S-12002	4	38	34	87
including	24	30	6	168
W-RC-S-12003	0	72	72	111
including	0	8	8	369
W-RC-S-12004	0	32	32	185
including	2	24	22	250
W-RC-S-12005	0	62	62	105
including	6	26	20	160
W-RC-S-12006	0	94	94	109
including	30	46	16	153
and	56	82	26	170
W-RC-S-12007	0	108	108	181
including	32	68	36	285
W-RC-S-12008	0	108	108	142
including	36	98	62	192
W-RC-S-12009	0	106	106	120
including	50	90	40	166
W-RC-S-12010	0	64	64	152
including	14	62	48	176
W-RC-S-12011	2	82	80	77

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 08:00e 15-AUG-12